

07003597

MMISSION
9

RECEIVED MAR 01 2007 153 WASH, D.C. SECTION MAIL PROCESSING

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cert Direct Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Avenue, Suite 400
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Erik Smith 212-572-8361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co., LLP
(Name – *if individual, state last, first, middle name*)

1114 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erik Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cert Direct Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

President
Title

[signature] 2/28/07
Notary Public

LORRAINE PASTOR
Notary Public, State of New York
No. 01PA4618273
Qualified in Queens County
Commission Expires March 30, 20 11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERT DIRECT SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2006

CERT DIRECT SECURITIES, INC.

CONTENTS



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Cert Direct Securities, Inc.

We have audited the accompanying statement of financial condition of Cert Direct Securities, Inc. as of December 31, 2006 and the related statements of income and expenses and changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cert Direct Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Graf Repetti & Co., LLP

New York, New York
February 20, 2007

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

CERT DIRECT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 30,649
Restricted cash	100,000
Accounts receivables	5,807
Total Current Assets	136,456
PROPERTY AND EQUIPMENT - net	6,270
OTHER ASSETS	
Security deposits	3,975
Total Assets	$ 146,701

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 7,772
Total Current Liabilities	7,772
STOCKHOLDER'S EQUITY	
Common stock - no par value, 200 shares authorized, none issued and outstanding	256,600
Accumulated deficit	(117,671)
Total Stockholder's Equity	138,929
Total Liabilities and Stockholder's Equity	$ 146,701

See accompanying notes to the financial statements.

CERT DIRECT SECURITIES, INC.

STATEMENT OF INCOME AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Fee income	$ 55,817
EXPENSES	
Bank service charges	278
Business license and fees	495
Clearing expenses	811
Computer supplies	7,493
Consulting	63,829
Depreciation expense	1,568
Information and quotes	11,108
Insurance	986
State and local taxes	378
Office supplies	13,341
Postage and delivery	688
Professional fees	11,528
Regulatory expenses	182
Rent	39,256
Repairs	1,254
Underwriting expenses	11,887
Total expenses	165,082
Net (Loss) from Operations	$ (109,265)

See accompanying notes to the financial statements.

CERT DIRECT SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common		Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount		
Balance at January 1, 2006	-	$ -	$ 12,600	$ (8,406)
Capital contributions	-	-	244,000	-
Net income	-	-	-	(109,265)
Balance at December 31, 2006	-	$ -	$ 256,600	$ (117,671)

See accompanying notes to the financial statements.

CERT DIRECT SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (109,265)
Adjustments to reconcile net loss	
to net cash provided by operating activities:	
Changes in current operating items:	
Depreciation and amortization	1,568
Increase in accounts receivable	(5,807)
Increase in accounts payable	7,772
Cash Provided by Operating Activities	3,533
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(7,838)
Cash Used by Investing Activities	(7,838)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from stockholders	244,000
Net Cash Provided by Financing Activities	244,000
Net Increase in Cash	130,430
Cash - Beginning of Year	219
Cash - End of Year	$ 130,649

See accompanying notes to the financial statements.

CERT DIRECT SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Cert Direct Securities, Inc. (the "Company") was established as a corporation in the State of New York on July 12, 2005. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company's principal business offices are located in New York, New York and Laguna Niguel, California.

b) Method of Accounting

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

c) Use of Estimates

In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Cash and Cash Equivalents

The Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

e) Income Taxes

The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred income taxes have been determined using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. This method also allows for the recognition of deferred tax assets in the current period for the future benefit of net operating loss carryforwards and items for which expenses have been recognized for financial statement purposes, but will be deductible in future periods for income tax purposes.

CERT DIRECT SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
(CONT'D)

DECEMBER 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

e) Income Taxes (cont'd)

Deferred income tax assets consist of a net operating loss carryforward. Due to the uncertainty regarding the level of future earnings, the Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized.

The Company's deferred tax assets consist of the following at December 31, 2006:

Deferred tax assets	$ 55,000
Less: valuation allowance	(55,000)
	$ -

At December 31, 2006, the Company had net operating loss carryforwards totaling approximately $123,000 expiring in years 2025 and 2026.

f) Financial Risks

The Company is subject to credit risk. Credit risk is the possibility that the Company may incur a loss from the failure of a principal to make payments according to the terms of a contract.

g) Accounts Receivable and Related Allowance

The Company carries its accounts receivable at amounts billed to customers less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, when deemed necessary, based on its history of past write-offs and collections and current credit conditions.

2. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that minimum net capital, as defined, shall be at least 6 2/3% of aggregate indebtedness or $100,000 whichever is greater. At December 31, 2006, the Company's net capital computed in accordance with this rule was $128,684 compared to a minimum requirement of $100,000.

3. PROPERTY AND EQUIPMENT

Property and equipment are originally recorded at cost of acquisition and fully depreciated assets are carried on the books until the date of disposal. The Company uses the straight line method of computing its annual depreciation expense, as computed over a range of estimated useful lives of the assets. The estimated useful life used by the Company for equipment is five years. Depreciation for the year ended December 31, 2006 is $1,568. The cost and accumulated depreciation for fixed assets are as follows:

Property and Equipment

Computer equipment	$ 7,838
Less: accumulated depreciation	(1,568)
	$ 6,270

4. LEASE COMMITMENTS

A lease for the New York office space was entered into as of January 1, 2006. The lease required a security deposit of $3,650 and requires monthly rental payments of $1,700, which includes electrical utilities. The lease expires on December 31, 2007. A lease for the California office space was entered into as of December 21, 2006. The California lease required a security deposit of $1,505 and requires monthly rental payments of $1,120, which includes electrical utilities. The California lease expires on June 30, 2007. Total rent expense was $39,256 for the period ended December 31, 2006.

Future minimum lease payments obligated under these non-cancelable operating leases are as follows for the years ending:

December 31, 2007	$ 50,520

5. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consists of cash. The Company places its cash with financial institutions in Alabama and New York. The Company monitors the credit quality of these financial institutions and does not anticipate their non-performance. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. There were no uninsured funds as of December 31, 2006.

6. RESTRICTED CASH

The Company's agreement with its clearing organization requires that the Company maintain a minimum of $100,000 in cash in a proprietary account.



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17a-5

The Board of Directors
Cert Direct Securities, Inc.

We have audited the financial statements of Cert Direct Securities, Inc. for the year ended December 31, 2006 and have issued our report thereon dated February 20, 2007. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 and Rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 20, 2007

Graf Repetti & Co., LLP

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

SUPPLEMENTAL INFORMATION

CERT DIRECT SECURITIES, INC.

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

FOR THE YEAR ENDED DECEMBER 31, 2006

	2006
CREDITS	
Shareholder's equity	$ 138,929
DEBITS	
Equipment, net	6,270
Other assets	3,975
Total Debits	10,245
Net Capital	$ 128,684
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 7,772
Total Aggregate Indebtedness	$ 7,772
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 100,000
Excess Net Capital	$ 28,684
Excess Net Capital at 1000%	$ 127,906
Ratio: Aggregate Indebtedness to Net Capital	0.06 to 1

RECONCILIATION WITH COMPANY'S CORRESPONDING UNAUDITED FOCUS REPORT AS OF DECEMBER, 2006

Net capital, as reported in FOCUS report $ 128,684

No material differences exist between the computation of net capital made on the Company's original unaudited filing of the FOCUS report and the audited computation of net capital.

See accompanying notes to the financial statements.



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Cert Direct Securities, Inc.

We have audited the financial statements of Cert Direct Securities, Inc. for the year ended December 31, 2006, and have issued our report thereon dated February 20, 2007. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g), (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practice and procedures followed by Cert Direct Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Cert Direct Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Graf Repetti & Co., LLP

New York, New York
February 20, 2007

END